                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              L. LURIA & SON, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 550484 10 9
- -------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Ocean Reef Management, Inc.
                              One Turnberry Place
                            Aventura, Florida 33180
                    Rachmil Lekach, Chief Executive Officer
                                (954) 316-9008
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 15, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




                               PAGE 1 OF 21 PAGES
                      INDEX TO EXHIBITS APPEARS AT PAGE 8

CUSIP NO. 550484 10 9

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ocean Reef Management, Inc.
       ----------------------------

2.       Check the Appropriate Box if a Member of a Group
                 (a)        X            (b)
                      ------------------     ----------------------- .

3.       SEC Use Only
                      -----------------------------------------------.

4.       Source of Funds                 WC                          .
                         --------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)
                   --------------------------------------------------.

6.       Citizenship or Place of Organization         Florida        .
                                              -----------------------

Number of                         7.  Sole Voting Power         1,320,105
Shares
Beneficially                      8.  Shared Voting Power          -0-
Owned by Each
Reporting                         9.  Sole Dispositive Power     1,320,105
Person With
                                  10. Shared Dispositive Power     -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,105.
                                                                      ---------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

- -------------------------------------------------------------------------------.


13.      Percent of Class Represented by Amount in Row (11)   24.2%  .
                                                            ---------

14.      Type of Reporting Person               CO                   .
                                  -----------------------------------

CUSIP NO. 550484 10 9

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ilia Lekach.
       -----------

2.       Check the Appropriate Box if a Member of a Group
                 (a)        X            (b)
                    ---------------------    ------------------------.

3.       SEC Use Only
                     ------------------------------------------------.

4.       Source of Funds                 PF, OO                      .
                        ---------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)
                   --------------------------------.

6.       Citizenship or Place of Organization     United States.

Number of                         7.  Sole Voting Power         15,000.
                                                          ------------
Shares
Beneficially                      8.  Shared Voting Power         -0- .
                                                          ------------
Owned by Each
Reporting                         9.  Sole Dispositive Power    15,000.
                                                          ------------
Person With
                                  10.  Shared Dispositive Power   -0- .

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                15,000                                .
- ----------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

- ---------------------------------------------------------------------.

13.      Percent of Class Represented by Amount in Row (11)    0.4%  .
                                                           ----------
14.      Type of Reporting Person               IN.
                                  -----------------------------------.

         This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Ocean Reef Management, Inc., a Florida corporation ("Ocean Reef"), and Ilia Lekach (individually, the "Reporting Person" and collectively, the "Reporting Persons"). Ocean Reef and Mr. Lekach may be deemed to be acting together in connection with the acquisition and holding of the Common Stock, par value $.01 per share (the "Common Stock"), of L. Luria & Son, Inc., a Florida corporation (the "Issuer"). Nothing contained in this Schedule 13D, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Person's Common Stock and each Reporting Person expressly disclaims the beneficial own ership of the Common Stock beneficially owned by the other Reporting Person.

         Rachmil Lekach, Ilia Lekach and Joel Eidelstein are the only persons for whom information must be provided pursuant to Instruction C to Schedule 13D. Mr. R. Lekach and Mr. Eidelstein do not own any shares of Common Stock. Accordingly, only information under Item 2 is provided with respect to Mr. R. Lekach and Mr. Eidelstein in compliance with Instruction C to Schedule 13D.


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of L. Luria & Son, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 5770 Miami Lakes Drive, Miami Lakes, Florida 33014.


ITEM 2.  IDENTITY AND BACKGROUND.

1.       (a)     Ocean Reef Management, Inc.

         (b)     One Turnberry Place, Aventura, Florida 33180.

         (c)     Ocean Reef is engaged in various investment activities.

         (d) Ocean Reef has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, Ocean Reef has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

2.       (a)     Ilia Lekach.

         (b)     3725 S.W. 30th Avenue, Fort Lauderdale, Florida 33312.

         (c) Mr. I. Lekach's principal occupation is Chairman of the Board and Chief Executive Officer of Parlux Fragrances, Inc., a publicly traded manufacturer and global marketer of prestige fragrances and related beauty products. Mr. I. Lekach is also the President, sole director and sole shareholder of Pacific Investments Group, Inc., a Florida corporation ("Pacific"). Pacific is engaged in various investment activities.

         (d) Mr. I. Lekach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, Mr. I. Lekach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)     United States of America.

3.       (a)     Rachmil Lekach.

         (b)     One Turnberry Place, Aventura, Florida 33180.

         (c) Mr. R. Lekach's principal occupation is Chairman of the Board and Chief Executive Officer of Ocean Reef.

         (d) Mr. R. Lekach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, Mr. R. Lekach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)     United States of America.

4.       (a)     Joel Eidelstein.

         (b)     One Turnberry Place, Aventura, Florida 33180.

         (c) Mr. Eidelstein's principal occupation is President of Ocean Reef.

         (d) Mr. Eidelstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, Mr. Eidelstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)     United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Ocean Reef has entered into a stock purchase agreement (the "Stock Purchase Agreement") entitling it to purchase, in accordance with terms thereof, 1,320,105 shares of Issuer's Class B Stock, par value $.01 per share (the "Class B Stock"), which, upon purchase, will be converted into Common Stock in accordance with the Issuer's articles of incorporation. The Stock Purchase Agreement is more fully described in Item 6 below. The aggregate purchase price of 15,000 shares of Common Stock beneficially owned by Mr. I. Lekach was approximately $67,500, excluding commissions. The source of funds for acquiring the shares of Common Stock beneficially owned by Mr. I. Lekach was the working capital of Pacific and borrowings pursuant to a standard margin account maintained by the Reporting Person with his stockbroker.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Schedule 13D reports the beneficial ownership by the Reporting Persons of over 5 percent of the Issuer's outstanding Common Stock. The purpose of each Reporting Person's acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. If the closing of the Stock Purchase Agreement occurs, all outstanding shares of the Class B Stock will be converted into Common Stock in accordance with the Issuer's articles of incorporation, at which time 5,446,908 of Common Stock would be outstanding based on the 4,106,380 shares of Common Stock and 1,340,528 shares of Class B Stock outstanding on May 31, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the Thirteen Weeks ended May 4, 1996. In the event the Stock Purchase Agreement is consummated, Ocean Reef will be the Issuer's largest shareholder. Under the terms of the Stock Purchase Agreement, on or before the closing, two of the selling shareholders shall cause the election of a sufficient number of directors selected by Ocean Reef so that the directors selected by Ocean Reef will consist of a majority of all the directors of the Issuer. If the transaction is consummated, Ocean Reef has agreed to use its best efforts to call and hold a meeting of the Issuer's shareholders as soon as reasonably possible but in no event later than 90 days after the closing to elect the directors of the Issuer.

         Each Reporting Person intends to review its or his investment in the Common Stock on a regular basis and, depending upon changes in such Reporting Person's analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, a Reporting Person may at any time determine to increase or decrease the amounts of such Reporting Person's investment in Common Stock. Each Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by such Reporting Person either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as such Reporting Person deems advisable. The determination of a Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what such Reporting Person considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Persons have no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on July 23, 1996, Ocean Reef beneficially owned an aggregate of 1,320,105 shares of Common Stock, which would constitute approximately 24.2 percent of the 5,446,908 shares of Common Stock that would be outstanding upon the closing of the Stock Purchase Agreement (based on the conversion of all outstanding Class B Stock into Common Stock). As of the close of business on July 23, 1996, Mr. I. Lekach, through Pacific, beneficially owned 15,000 shares of Common Stock, which constituted approximately 0.4 percent of the 4,106,380 shares of Common Stock outstanding on May 31, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the Thirteen Weeks ended May 4, 1996.

         (b) Until the closing of the Stock Purchase Agreement, Ocean Reef has no power to vote or direct the vote, and no power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned it. Mr. I. Lekach has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by each Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

                                                                                  APPROXIMATE PRICE
                                                NUMBER OF                             PER SHARE
     NAME                DATE                SHARES PURCHASED                  (EXCLUDING COMMISSIONS)
     ----                ----                ----------------                  -----------------------
I. Lekach              06/27/96                   5,000                                $4  1/2
I. Lekach              07/01/96                   5,000                                $4  1/2
I. Lekach              07/01/96                   5,000                                $4  1/2


       (d)                 Not applicable.

       (e)                 Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On July 15, 1996, Ocean Reef entered into the Stock Purchase with members of the Luria family and trusts and foundations controlled by such persons, who together own approximately all of the Class B Stock. A copy of the Stock Purchase Agreement is attached as Exhibit B. Ocean Reef has the right to terminate the Stock Purchase Agreement at any time prior to closing for any reason. The Reporting Persons may be deemed to be acting together in connection with the acquisition and holding of the Common Stock. The relationship among the Reporting Persons with respect to the Common Stock is an informal one and there are no written contracts, arrangements or understandings among the Reporting Persons related thereto. As set forth in Item 4 of this
Schedule 13D, each Reporting Person will continue to evaluate independently such Reporting Person's investment in the Common Stock, although each Reporting Person may consult with the other Reporting Person when doing so. Other than the informal relationship among the Reporting Persons described in this Item 6, the Stock Purchase Agreement and the standard margin agreement entered into by Mr. I. Lekach, the Reporting Persons have no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.


                                                                                                Sequential
                                                                                                Page Number

   Exhibit A            Statement of Joint Schedule 13D Filings                                    10

   Exhibit B            Stock Purchase Agreement by and between                                    11
                        the individuals and entities listed in
                        Schedule I to the agreement and Ocean Reef Management,
                        Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 1996

                                        OCEAN REEF MANAGEMENT, INC.



                                        By: /s/RACHMIL LEKACH
                                            -------------------------------
                                                  Rachmil Lekach,
                                             Chief Executive Officer



                                        /s/ILIA LEKACH
                                        -----------------------------------
                                                   Ilia Lekach

                                                                       EXHIBIT A


                    STATEMENT OF JOINT SCHEDULE 13D FILINGS

        The undersigned acknowledge and agree that the Statement on Schedule 13D with respect to the Common Stock, par value $.01 per share, of L. Luria & Son, Inc., a Florida corporation, and any amendments thereto, shall be filed jointly on behalf of each of the undersigned.

July 24, 1996

                                        OCEAN REEF MANAGEMENT, INC.



                                        By: /s/RACHMIL LEKACH
                                            --------------------------------
                                                    Rachmil Lekach,
                                               Chief Executive Officer



                                        /s/ILIA LEKACH
                                        ------------------------------------
                                                     Ilia Lekach

                                                                       EXHIBIT B
                            STOCK PURCHASE AGREEMENT


         THIS AGREEMENT ("Agreement") is made and entered into as of this 15th day of July, 1996, by and between the individuals and entities listed in
Schedule I to this Agreement (each a "Seller" and collectively the "Sellers") and Ocean Reef Management, Inc., a Florida corporation ("Buyer").

                                    RECITALS

         Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, the shares of Class B Common Stock, $.01 par value (the "Class B Stock"), of L. Luria & Son, Inc. (the "Company") set forth opposite such Seller's name on Schedule I to this Agreement, upon the terms and subject to the conditions contained herein.

         For and in consideration of the premises, covenants, and agreements contained herein, the parties do covenant, agree, represent, warrant, and stipulate as follows:

                                   ARTICLE 1.
                           PURCHASE AND SALE OF STOCK

         Section 1.1 B Shares to be Acquired. Subject to the terms and conditions contained herein, each Seller agrees to sell, assign, transfer, and convey to Buyer, free and clear of all pledges, liens, security interests, encumbrances, or other restrictions arising from such Seller (except restrictions on resale under state or federal securities laws) and, Buyer shall purchase from the Sellers all, but not less than all of the shares of Class B Stock owned by the Sellers as set forth in Schedule I to this Agreement (collectively the "B Shares") at a price of $6 per share (the "Purchase Price"). The B Shares constitute all the B Shares owned by the Sellers.

          Section 1.2 Closing. The closing of the purchase and sale of the B Shares herein described (the "Closing") shall occur, subject to the terms and conditions of this Agreement, on July 31, 1996, provided that this date may be extended by Buyer to a date not later than 11:59 p.m. on August 2, 1996. Time is of the essence and may not be extended beyond August 2, 1996, except as otherwise provided in Section 6.1 hereof.

         Section 1.3         Delivery of B Shares.  On or prior to the Closing,
(i) each Seller shall tender to the Company's transfer agent the stock certificates representing the B Shares, accompanied by a duly endorsed stock power, (ii) the Company's transfer agent shall issue to Buyer, in such denominations as Buyer may reasonably request, stock certificates representing the shares of common stock, $.01 par value (the "Common Stock"), of the Company into which such B Shares have been converted pursuant to the Company's charter documents, and (iii) Buyer shall deliver to the Sellers the Purchase Price.

                                   ARTICLE 2.
                           PURCHASE PRICE AND PAYMENT

         The Purchase Price for each B Share shall be $6.00 per share. The Purchase Price shall be payable on the date of the Closing by wire transfer of immediately available funds to a bank or banks designated by each of the Sellers.

                                   ARTICLE 3.
                   REPRESENTATIONS AND WARRANTIES OF SELLERS

         As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each Seller severally (and not jointly) represents, warrants, covenants, and agrees as follows:

         Section 3.1 SEC Filings. The Sellers will deliver to Buyer copies of all filings made by the Company with the Securities and Exchange Commission since January 1, 1996 and the 1996 Annual Report to Shareholders (collectively "1996 SEC Filings"). As of their respective dates, to the best knowledge of such Seller, the 1996 SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer is aware of the significant financial difficulties of the Company and acknowledges that none of the Sellers has made any representation or warranty whatsoever regarding the future prospects of the Company or the likelihood or possibility of success of the Company's current plans for a financial turn-around of the Company.

         Section 3.2 Share Ownership. The B Shares to be transferred to Buyer, when so transferred and delivered, will be free and clear of any pledge, security interest, lien, encumbrance, right or restriction whatsoever arising from such Seller (except restrictions on resale under state or federal securities laws).

         Section 3.3 Organization and Good Standing. Each Seller that is not an individual is duly organized, validly existing and in good standing under applicable laws of its creation.

         Section 3.4 Authorization; Validity. Each Seller has full power and authority to enter into this Agreement and to perform all of Seller's covenants and undertakings herein set forth, including, without limitation, the full power and authority to sell the B Shares to Buyer free and clear of any pledges, security interests, liens, encumbrances, rights, or restrictions arising from such Seller. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Seller. This Agreement is the legal, valid, and binding obligation of each Seller, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or similar laws affecting the enforcement of creditors' rights generally, and except as enforcement of any particular remedy may be limited by the application of equitable principles. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any obligation of such Seller, or for any Seller that is not an individual, any document, instrument, agreement, or similar instrument creating or governing such entity; (ii) violate or constitute a default under any provision of, or conflict with, or result in acceleration of any obligation under, any mortgage, deed of trust, note, loan, lease, or agreement to which such Seller is a party or by which it or any of its properties or assets may be bound, which violation, default, or conflict would result in a material adverse effect on the business, assets, operations, or condition (including, without limitation, financial) of such Seller; or (iii) violate any order, ruling, decree, judgment, arbitration award, or stipulation to which such Seller is subject, which violation would result in a material adverse effect on the business, assets, operations or condition (including, without limitation, financial) of such Seller.

         Section 3.5 Election of Directors. On or before the Closing, Leonard Luria and Peter Luria shall cause the election of a sufficient number of directors selected by Buyer so that the directors selected by Buyer will consist of a majority of all the directors of the Company. The directors selected by Buyer must not have any legal impediment or regulatory problems that the directors of the Company would reasonably deem such person to be an inappropriate person to serve as a director of a public company.

         Section 3.6 Brokers. Seller has not dealt with any broker, finder, commission agent, or other person in connection with the purchase of the B Shares and the transactions contemplated by this Agreement and is under no obligation to pay any broker's fee or commission in connection with such transactions.

         Section 3.7 Options. Any options or rights to acquire shares of Common Stock or B Shares owned by any Seller will be deemed cancelled at the Closing and of no force and effect.

         Section 3.8 Representations and Warranties; Survival. The representations, warranties and covenants of each Seller shall survive for a period of 12 months after the date of the Closing except for those contained in
Section 3.2, which shall survive without any time limitation. No representation, warranty, or covenant contained in this Agreement or in any written statement delivered pursuant hereto contains any untrue material statement, nor shall such representations, warranties, and covenants omit any statement necessary in order to make any material statement not misleading in light of the circumstances in which they were made.

                                   ARTICLE 4.
              REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF BUYER

         As an inducement to each Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer represents, warrants, covenants, and agrees as follows:

         Section 4.1 Investment. The B Shares are being acquired by Buyer hereto not with a view to any distribution or resale thereof in any transaction which would be in violation of the Securities Act of 1933, as amended (the "1933 Act"), and rules promulgated thereunder, or any state securities statute. Buyer can bear the economic risk of losing its investment in the B Shares and is presently able to afford the complete loss of such investment. Buyer has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the B Shares. Buyer will be furnished with the 1996 SEC Filings and acknowledges, if Buyer closes the transaction, that it has been afforded the opportunity (i) to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Sellers concerning the merits and risks of investing in the B Shares and (ii) to obtain such additional information which Sellers possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the 1996 SEC Filings or other written information given to Buyer. If Buyer closes the transaction, Buyer acknowledges that Sellers have answered all questions and responded to all inquiries and requests for information to Buyer's satisfaction. Buyer acknowledges that it has made, independently and without reliance upon the Sellers (other than the representations and warranties of the Sellers set forth in Article 3 hereof) or any agent or representative of the Sellers and based on its own independent analysis of the Company and such other documents and information as it has deemed appropriate, its own investment analysis and its own business decision to enter into and consummate this Agreement and the transactions contemplated hereby.

         Section 4.2 Legend on B Shares. The Buyer understands that the B Shares have not been registered under the 1933 Act or any state securities laws, and that it must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the 1933 Act or is exempt from registration, and that the Common Stock into which such B Shares shall be converted pursuant to the Company's charter documents will bear, substantially the following legend:

         "The shares represented by this certificate are "Restricted Securities". As such they may not be transferred unless (i) such transfer is effected pursuant to a registration statement which has been filed under the Securities Act of 1933 (the "1933 Act") and any other applicable securities law and declared effective by the Securities and Exchange Commission and any other required authority, or (ii) in the written opinion of counsel, acceptable to the issuer of these shares, such transfer may be effected under and is in compliance with Rule 144 under the 1933 Act, as in effect on the date of such transfer, or is otherwise exempt from the registration requirements of the 1933 Act."

         Section 4.3 Brokers. Buyer has not dealt with any broker, finder, commission agent, or other person in connection with the purchase of the B Shares and the transactions contemplated by this Agreement and is under no obligation to pay any broker's fee or commission in connection with such transactions.

         Section 4.4 Class B Shares. Buyer understands that the super-voting rights of the B Shares will be eliminated upon their transfer to Buyer. Additionally, super-voting rights of all B Shares, including those not being acquired by Buyer, will be eliminated upon consummation of this Agreement if the B Shares constitute less than 12.5% of the total outstanding Common Stock and B Shares.

         Section 4.5 Affiliated Transaction with the Company. Buyer agrees that, prior to the next shareholders meeting of the Company, neither Buyer, nor any of its affiliates, will do any business transaction with the Company unless such business transaction (i) is approved by a majority of the non-interested members of the Board of Directors or (ii) is on terms and conditions that are not materially less favorable to the Company than the Company could obtain from unaffiliated third parties.

         Section 4.6 Buyer's Intentions. Buyer represents and warrants to each of the Sellers that neither Buyer nor any of its affiliates have in the past used control of a corporation to loot or unlawfully misuse corporate assets, and Buyer represents and warrants to each of the Sellers that it will not loot or unlawfully misuse the corporate assets of the Company.

         Section 4.7 Control of Buyer. Buyer is controlled by Rachmil Lekach and his family.

         Section 4.8 Shareholders' Meeting. Buyer agrees that it will use its best effort to call and hold a meeting of shareholders of the Company as soon as reasonably possible but in no event later than 90 days after the Closing to elect the directors of the Company. Each shareholder of the Company owning more than 100 shares of Common Stock or Class B Shares will be a third-party beneficiary of this provision; provided that Sellers reserve the right to amend or waive the provisions of Section 4.9 without the consent or agreement of any other shareholder of the Company.

         Section 4.9 D&O and Professional Insurance. Buyer will use its best efforts so that the Company keeps in effect the current D&O Policy and the professional liability policy and, if such policies are cancelled or not renewed, in the discretion of the Board of Directors, to purchase similar coverage or other similar policies.

                                   ARTICLE 5.
                     TERMINATION BY BUYER PRIOR TO CLOSING

         Buyer shall not be obligated to purchase any B Shares under this Agreement if, at any time prior to Closing, Buyer notifies Leonard Luria in writing that it does not wish to proceed with the transaction for any reason or for no reason whatsoever. In such an event, this Agreement shall be deemed terminated and no party shall have any liability to any other party.

                                   ARTICLE 6.
                             ADDITIONAL PROVISIONS

         Section 6.1 Break-Up Fee. In the event that Buyer is ready and able to perform under this Agreement and Sellers refuse to sell to Buyer, other than (collectively, the "Exceptions") (i) as a result of the issuance of a preliminary or permanent injunction or other order by any governmental authority which prohibits the consummation of the Agreement, (ii) if any suit, action or other proceeding is pending or threatened (other than proceedings instituted by the Sellers) before any governmental authority seeking to restrain the Sellers or prohibit the Closing or seeking damages against the Sellers or the Company or their assets as a result of the consummation of this Agreement), or (iii) if such consent is required, if Foothill Capital Corporation has not consented to the transfer of the B Shares, then, Sellers agree that Buyer, in order to cover the expenses of Buyer and its other lost opportunities for pursuing the transactions contemplated by this Agreement, shall be entitled to receive a fee (the "Break-Up Fee"), from each Seller that refuses to sell to Buyer (each a "Breaching Seller"), equal to the product of
(x) $1,500,000 times (y) a fraction, the numerator of which is the number of shares that such Breaching Seller was required to sell to Buyer under this Agreement and the denominator of which is the total number of shares that all Sellers were required to sell to Buyer under this Agreement; provided, that, if Leonard Luria is a Breaching Seller, the Break-Up Fee shall be $1,500,000. The obligations of the Breaching Sellers shall be several and not joint; provided that, if Leonard Luria is a Breaching Seller, then the payment of the Break-Up Fee shall be the obligation of Leonard Luria, unless all Sellers are Breaching Sellers, in which case the obligation of the Breaching Sellers shall be several and not joint. In the event that one or more of the Sellers breach this Agreement and refuse to consummate the transactions as contemplated by this Agreement, Buyer shall have the right, but not the obligation, to close with the Sellers that are willing to close and to seek from the Breaching Seller or Sellers the Break-Up Fee in accordance with the provisions of this Section 6.1. In the event the Closing does not occur as a result of the Exceptions, Buyer shall have the option, but not the obligation, to extend the Closing for an additional 60 days from August 2, 1996, by notifying Leonard Luria in writing by no later than August 5, 1996 of its desire to extend the Closing. Sellers shall use their reasonable efforts to eliminate the Exceptions.

         Section 6.2 Assignment. Buyer may assign its rights, but not its obligations, under this Agreement to any entity controlled by Buyer or its affiliates. Sellers may not assign their rights or obligations under this Agreement without the prior written consent of Purchaser.

         Section 6.3 Publicity and Filings. Buyer will not make any public announcement regarding this Agreement without the prior written consent of Leonard Luria. Buyer and Sellers, however, may make whatever regulatory filings are necessary under applicable law.

         Section 6.4 Access. Sellers agree to use their best efforts to provide access for Buyer and its representatives to the Company so as to permit Buyer to conduct a due diligence investigation of the Company. Buyer will be required to execute a confidentiality agreement satisfactory to the Company. Sellers shall have no liability if the Company refuses to provide any non-public information under the confidentiality agreement.

         Section 6.5 Notices. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or by electronic transmission. If sent by reliable overnight delivery service and sent to the address set forth below, or at such other addresses as the parties hereto may from time to time designate in writing, such notices, requests, demands, and other communications shall be deemed delivered the next business day after being so duly sent:

                             To the Sellers:      c/o Leonard Luria c/o
                                                  L.Luria & Son, Inc.
                                                  5770 Miami Lakes Drive
                                                  Miami Lakes, FL  33014
                                                  PERSONAL AND CONFIDENTIAL

                                                  Peter Luria
                                                  L.Luria & Son, Inc.
                                                  5770 Miami Lakes Drive
                                                  Miami Lakes, FL  33014
                                                  PERSONAL AND CONFIDENTIAL

                             With a copy to:      Greenberg, Traurig, Hoffman,
                                                  Lipoff, Rosen & Quentel, P.A.
                                                  1221 Brickell Avenue
                                                  Miami, FL  33131
                                                  Attention:  Cesar L. Alvarez,
                                                                Esq.
                             To the Buyer:        Ocean Reef Management, Inc.
                                                  c/o Montello & Kenney, P.A.
                                                  701 Brickell Avenue
                                                  Suite 1200
                                                  Miami, FL  33131

         Section 6.6 Prior Agreements. This Agreement supersedes all prior discussions and agreements between Buyer and Sellers with respect to the sale and purchase of the B Shares, and this Agreement and the agreements referred to herein contain the sole and entire agreement between the parties hereto with respect to the sale and purchase of the B Shares between Sellers and Buyer.

         Section 6.7 Modifications. This Agreement may be modified or amended only by a written instrument executed by all parties hereto.

         Section 6.8 Counterparts, Headings, Etc. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The headings herein set out are for convenience of reference only and shall not be deemed a part of this Agreement.

         Section 6.9 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         Section 6.10 Governing Law; Prevailing Party Fees. The validity and effect of this Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Florida. The prevailing party in any dispute relating to this Agreement shall be entitled to reasonable legal fees and expenses from the non-prevailing party.

         Section 6.11 Further Assurances. From time to time Sellers and Buyer will execute and deliver to each other such further instruments of conveyance and transfer and will take such other action as either Buyer or Sellers may reasonably request in writing in order to give effect to this Agreement and the transactions contemplated hereby.

         Section 6.12 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

         Section 6.13 Affiliates. The term "affiliate" or "affiliates" shall have the meaning attributed to these terms by the rules and regulations of the Securities and Exchange Commission.

         Section 6.14 Other Agreements. Buyer understands and agrees that one or more of the Sellers are planning to enter into one or more agreements to sell their B Shares to other parties ("Other Agreements"). Each Seller represents, warrants and agrees that any such Other Agreements will be subject to the rights of Buyer under this Agreement and will only be consummated if Buyer fails to close the transactions contemplated by this Agreement for any reason other than the breach of this Agreement by one or more of the Sellers.

         Section 6.15 Duties as Directors. Buyer understands that one or more of the Sellers are directors and/or officers of the Company and that nothing in this Agreement shall in any manner prevent them from exercising their duties as directors and/or officers of the Company; provided, however, that exercising their duties as directors and/or officers will not excuse their obligation to pay the Break-Up Fee.

         IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

                                        SELLERS:


                                        /s/GLORIA LURIA
                                        --------------------------------
                                        Gloria Luria


                                        /s/LEONARD LURIA
                                        --------------------------------
                                        Leonard Luria


                                        /s/NANCY LURIA-COHEN
                                        --------------------------------
                                        Nancy Luria-Cohen


                                        LEONARD LURIA TRUST


                                        By:/s/GLORIA LURIA
                                        --------------------------------
                                              Gloria Luria, Trustee


                                        By:/s/EDWIN D. MARKS
                                           -----------------------------
                                              Edwin D. Marks, Trustee


                                        Trust created by that certain Trust
                                        Agreement made March 29, 1990 between
                                        Gloria Luria, as Grantor, and Henry
                                        Luria and Nancy Luria-Cohen, as
                                        Trustees


                                        By:/s/NANCY LURIA-COHEN
                                           -----------------------------
                                        Name:     Nancy Luria-Cohen
                                        Title:    Trustee


                                        By:/s/HENRY S. LURIA
                                           -----------------------------
                                        Name:     Henry S. Luria
                                        Title:    Trustee

                                        Trust created by that certain Trust
                                        Agreement made March 29, 1990 between
                                        Leonard Luria, as Grantor, and Gloria
                                        Luria and Henry S. Luria, as Trustees


                                        By:/s/NANCY LURIA-COHEN
                                           ----------------------------------
                                        Name:     Nancy Luria-Cohen
                                        Title:    Trustee


                                        By:/s/HENRY S. LURIA
                                           ----------------------------------
                                        Name:     Henry S. Luria
                                        Title:    Trustee



                                        PETER P. LURIA TRUST


                                        By:/s/PETER P. LURIA
                                           ----------------------------------
                                                 Peter P. Luria, Trustee


                                        /s/HENRY LURIA
                                        -------------------------------------
                                        Henry Luria


                                        /s/CORRINE LURIA
                                        -------------------------------------
                                        Corrine Luria

                                        LURIA FAMILY FOUNDATION, INC.


                                        By:/s/LEONARD LURIA
                                           ----------------------------------
                                        Leonard Luria, President

                                        BUYER:

                                        OCEAN REEF MANAGEMENT, INC.


                                        By:/s/JOEL EIDELSTEIN
                                           ----------------------------------,
                                               Joel Eidelstein, President

                                   SCHEDULE I




SELLER                                                          B SHARES
- ------                                                          --------

Gloria Luria                                                    100,000


Leonard Luria                                                   419,800


Nancy Luria-Cohen                                               202,094


Leonard Luria Trust                                             127,457


Trust created by
Gloria Luria                                                     29,000


Trust created by
Leonard Luria                                                    28,954


Peter P. Luria Trust                                            290,000


Henry Luria                                                     110,400


Corinne Luria                                                     1,800


Luria Family Foundation                                          10,600
                                                              ---------

Total                                                         1,320,105
                                                              =========